Back to Form T-3
Exhibit T3E

UNITED STATES DISTRICT COURT
FOR THE MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

EASTWOOD ENTERPRISES, LLC Individually and on Behalf of All Others Similarly Situated, Plaintiffs, vs. TODD S. FARHA, PAUL L. BEHRENS, THADDEUS BEREDAY, and WELLCARE HEALTH PLANS, INC. Defendants.	Case No.: 8:07-cv-1940-VMC-EAJ NOTICE OF PENDENCY OF CLASS ACTION AND PROPOSED SETTLEMENT, SETTLEMENT FAIRNESS HEARING, AND MOTION FOR ATTORNEYS’ FEES AND REIMBURSEMENT OF LITIGATION EXPENSES

TO:
ALL PERSONS AND ENTITIES THAT PURCHASED OR OTHERWISE ACQUIRED THE COMMON STOCK OF WELLCARE HEALTH PLANS, INC. DURING THE PERIOD FROM FEBRUARY 14, 2005 THROUGH 10:59 A.M. EASTERN STANDARD TIME ON OCTOBER 24, 2007, INCLUSIVE, (THE “CLASS PERIOD”) AND WHO WERE DAMAGED THEREBY (THE “CLASS”).

YOU MAY BE ENTITLED TO A PAYMENT FROM THIS
PROPOSED SETTLEMENT.

A federal court authorized this Notice.  This is not a solicitation from a lawyer.

•
If approved by the Court,1 the proposed Settlement will create a settlement fund (the “Settlement Fund”) in the face amount of at least $200,000,000 for the benefit of eligible investors who purchased or otherwise acquired the common stock of WellCare Health Plans, Inc. (“WellCare” or the “Company”) during the Class Period.

•
The Settlement will resolve claims in a class action lawsuit alleging that WellCare, certain of its senior officers and one of its directors misled investors by improperly inflating WellCare’s stock price during the Class Period (the “Action”).  The Class is represented in the Action by court-appointed lead plaintiffs the New Mexico State Investment Council (“SIC”), the Public Employees Retirement Association of New Mexico (“PERA”), the Teachers’ Retirement System of Louisiana (“Louisiana Teachers”), the Policemen’s Annuity and Benefit Fund of Chicago (“Chicago Police”), and the Public School Teachers’ Pension and Retirement Fund of Chicago (“Chicago Teachers”) (collectively, “Lead Plaintiffs”, and, with WellCare, the “Parties”).

•	The Court will review the Settlement at the Settlement Hearing to be held on May 4, 2011 at 10:00 a.m.

•	Your legal rights are affected whether you act or do not act. Read this Notice carefully.

YOUR LEGAL RIGHTS AND OPTIONS IN THIS SETTLEMENT
SUBMIT A CLAIM FORM BY JUNE 4, 2011	The only way to get a payment.
EXCLUDE YOURSELF BY APRIL 13, 2011
Get no payment.  This is the only option that allows you to ever bring or be part of any other lawsuit against WellCare and the other “Released Parties” about the “Settled Claims.”  This is the only option that removes you from the Class.

OBJECT BY APRIL 13, 2011	Write to the Court about why you do not like the Settlement. This will not exclude you from the Class.
GO TO A HEARING ON MAY 4, 2011	Ask to speak in Court about the Settlement at the Settlement Hearing.
DO NOTHING	Get no payment. Give up rights.

1      All capitalized terms not otherwise defined in this document shall have the meaning provided in the Stipulation and Agreement of Settlement with WellCare Health Plans, Inc., dated December 17, 2010 (the “Stipulation”).

I.             SUMMARY OF THIS NOTICE

Statement of Plaintiffs’ Recovery

This proposed Settlement will create a Settlement Fund totaling a face amount of at least $200,000,000, consisting of (a) $52,500,000 in cash, plus interest as it accrues, (b) a $35,000,000 non-interest bearing promissory note due and payable in cash no later than July 31, 2011 (“WellCare Note”), and (c) $112,500,000 in freely tradable, registration-exempt bonds with a maturity date of December 31, 2016, and with a fixed coupon of 6% (the “Bonds”).  If WellCare recovers any sums from the Individual Defendants Todd S. Farha, Paul L. Behrens, and Thaddeus Bereday (the “Individual Defendants”) or their estates, based on claims that were asserted or could have been asserted by WellCare prior to August 6, 2010, or for contribution arising under the Settlement and Stipulation, or if WellCare receives any sums from the United States government as a consequence of any recovery that the United States government obtains from any or all of the Individual Defendants or their estates, WellCare shall pay 25% of those proceeds in cash, less certain reasonable expenses and fees incurred by WellCare for outside services, into an escrow account for the benefit of the Class.  In the event that within three (3) years from the execution of the Stipulation the Company experiences a change in control at a share price of $30.00 or its equivalent or more after adjustments for common stock dividends, stock splits or reverse stock splits, WellCare (or its successor(s)) shall pay an additional $25 million in cash into an escrow account for the benefit of the Class.

Based on Lead Plaintiffs’ estimate of the number of shares of common stock that may have been damaged by the alleged fraud, and assuming that all those shares participate in the Settlement, Lead Plaintiffs estimate that the average recovery would be approximately $8.03 per damaged share.  This estimate is before deduction of any court-awarded expenses, such as attorneys’ fees and litigation expenses, Lead Plaintiffs’ costs and expenses, and the cost of sending this Notice and administering the distribution of the Settlement.  The amount an eligible Class Member will actually recover will depend on numerous factors.  These factors are fully explained in the Plan of Allocation beginning on page 11.  Please refer to the Plan of Allocation for more information on your potential “Recognized Loss” (defined below).

Statement of Potential Outcome if the Claims Continued to Be Litigated

The Parties disagree about whether WellCare is liable for the claims asserted against it and whether WellCare caused any damages. The issues on which the Parties disagree include:  (1) whether WellCare made any false or material misstatements or omissions; (2) whether WellCare acted with the required state of mind; (3) the amount by which the prices of WellCare common stock were artificially inflated (if at all) during the Class Period as a result of the alleged fraud; (4) the extent that the alleged fraud influenced (if at all) the trading price of WellCare’s common stock during the Class Period; (5) whether any purchasers of WellCare common stock suffered damages as a result of the alleged misstatements and omissions in the Company’s public statements; and (6) the amount of such damages, assuming they exist.

WellCare denies that it is liable to the Class and denies that the Class has suffered any damages attributable to its actions. While Lead Plaintiffs believe that they and the Class have meritorious claims, they recognize that there are significant obstacles to be overcome before there could be any recovery.

Statement of Attorneys’ Fees and Costs Sought

Lead Plaintiffs and the Class are represented by the law firms of Bernstein Litowitz Berger & Grossmann LLP and Labaton Sucharow LLP (collectively, “Lead Counsel”).  Lead Counsel have not received any payment for their services in litigating the Action, nor have they been reimbursed for their litigation expenses.  No later than 35 days prior to the Settlement Hearing, Lead Counsel will file a motion asking the Court to award them attorneys’ fees of 17% of the Settlement Fund (including any accrued interest), and reimbursement from the Settlement Fund of expenses incurred during the litigation, in an amount not to exceed $2 million, plus interest.  Lead Counsel’s motion will be promptly posted on the Claims Administrator’s website for this case, www.WellCareSecuritiesLitigation.com.  Pursuant to the Private Securities Litigation Reform Act of 1995 (“PSLRA”), and included in the request for reimbursement of expenses, Lead Plaintiffs may also ask the Court to reimburse them for costs and expenses they incurred in representing the Class.  Lead Counsel will seek any fees in cash and Bonds in the same proportion as the Settlement Fund, to be paid upon award by the Court or upon funding of the Settlement Amount with respect to those portions of the Settlement Amount not funded prior to the Court’s award of attorneys’ fees, whichever is later.  Lead Counsel will request that the amount awarded as reimbursement of expenses be paid in cash only.  If the Court approves the fee and expense applications in full, the average amount of fees and expenses per damaged share of common stock will be approximately $1.45.  This amount will vary depending on the number of eligible claims submitted.

Further Information

Further information regarding the Settlement and this Notice may be obtained by contacting the Claims Administrator:  WellCare Securities Litigation, c/o GCG, Inc., P.O. Box 9640, Dublin, OH 43017-4940, (888) 345-0869, www.WellCareSecuritiesLitigation.com; or Lead Counsel:  Bernstein Litowitz Berger & Grossmann LLP, 1285 Avenue of the Americas, New York, NY 10019, 866-648-2524 or Labaton Sucharow LLP, 140 Broadway, New York, NY 10005, 888-219-6877.  Please Do Not Call the Court or WellCare With Questions About the Settlement.

Reasons for the Settlement

For Lead Plaintiffs, the principal reason for the Settlement is the immediate benefit of a substantial cash recovery for the Class.  This benefit must be compared to the risk that no recovery or a smaller recovery might be achieved after fact and expert discovery is complete, summary judgment motions are made, a contested trial and likely appeals, possibly years into the future.  For WellCare, which denies all allegations of wrongdoing, the principal reason for the Settlement is to eliminate the burden, expense, uncertainty and risk of further litigation in this case.

II.            BASIC INFORMATION

1. Why did I get this Notice package?

You or someone in your family may have purchased or acquired WellCare common stock during the period from February 14, 2005 through 10:59 a.m. Eastern Standard Time on October 24, 2007, inclusive, and may be a Class Member in this Action.  This package explains the lawsuit, the Settlement, Class Members’ legal rights, what benefits are available, who is eligible for them and how to get them.

The Court directed that this Notice be sent to Class Members because they have a right to know about a proposed settlement of this class action lawsuit, and about all of their options, before the Court decides whether to approve the Settlement.  If approved, the Settlement will end all of the Class’s claims against WellCare and the Individual Defendants and will release the Settled Claims against all the Released Parties.  The Court will review the Settlement at a Settlement Hearing on May 4, 2011 at 10:00 a.m. If the Court approves the Settlement, and after any objections and appeals are resolved, the Claims Administrator approved by the Court and the Bond Escrow Agent, if applicable, will distribute the payments that the Settlement allows.

The Court in charge of the case is the United States District Court for the Middle District of Florida (Tampa Division), and the case is known as Eastwood Enterprises, LLC v. Todd S. Farha, et al., No. 8:07-CV-1940-VMC-EAJ.  This case is assigned to United States District Judge Virginia M. Hernandez Covington.  The persons bringing the case are called the lead plaintiffs, and the company and the persons being sued are called defendants.

2. What is this lawsuit about and what has happened so far?

WellCare is a corporation that provides managed care services exclusively for government-sponsored healthcare programs and offers members a range of Medicaid and Medicare medical services and prescription drug plans.  It is incorporated in Delaware and its principal place of business and chief executive office is in Tampa, Florida.

By Order dated March 11, 2008, the Court appointed SIC, PERA, Louisiana Teachers, Chicago Police, and Chicago Teachers to serve as Lead Plaintiffs for the proposed class.  The defendants in the Action are:  Todd S. Farha; Paul L. Behrens; Thaddeus Bereday; and WellCare.

The operative complaint in the Action is the Consolidated Class Action Complaint (the “Complaint”), filed on October 31, 2008.  The Complaint alleges, among other things, that the Defendants violated one or all of Sections 10(b), 20(a) and 20A of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder by engaging in a fraudulent scheme to artificially inflate WellCare’s net income and stock price by booking as profit certain funds that WellCare was legally required to return to the Medicaid program, and issuing allegedly false and misleading statements to investors during the Class Period.

Lead Plaintiffs filed the Complaint after an extensive investigation that included, among other things, review and analysis of:  (a) documents filed publicly by WellCare with the United States Securities and Exchange Commission (“SEC”); (b) press releases, newspaper articles, and other public statements issued by or concerning WellCare and the Individual Defendants; (c) research reports issued by financial analysts concerning WellCare’s securities and business; (d) other publicly-available information and data concerning WellCare and its securities, including information concerning investigations of WellCare by, among others, the Federal Bureau of Investigation (the “FBI”), the United States Department of Justice, the United States Department of Health and Human Services, the SEC, and the States of Florida and Connecticut; and (e) interviews of former WellCare employees.

The Complaint alleges that WellCare’s fraud was revealed to investors on October 24, 2007, when federal and state agents raided WellCare’s Tampa headquarters.  The Complaint alleges that, in direct response to the raid, WellCare’s stock fell $80 per share, from $122 to $42, in a single trading day.

The Complaint alleges that Lead Plaintiffs and other Class Members purchased WellCare common stock during the Class Period at artificially inflated prices and were allegedly damaged when the truth about WellCare’s alleged fraudulent scheme was disclosed and the stock price dropped.  The Action seeks money damages against WellCare for violations of these federal securities laws.

WellCare has restated its financial results from 2004 through the first two quarters of 2007.

Lead Plaintiffs and Defendants have been litigating the Action since Lead Plaintiffs were appointed in March 2008 and have raised and litigated a number of disputes.

Each of the defendants moved to dismiss the Complaint on January 23, 2009.  On September 28, 2009, the Court denied the motions to dismiss.  On November 30, 2009, Defendants filed their Answers to the Complaint.

On December 3, 2009, the Court issued a Case Management And Scheduling Order, including an October 20, 2010 deadline for completion of fact discovery and a February 2011 trial date.

Beginning in December 2009, the Parties conducted fact discovery consisting of requests for documents, interrogatories, and depositions.  Lead Plaintiffs served document requests and interrogatories on Defendants, and issued 20 subpoenas to nonparties.  Lead Plaintiffs received over four million documents and nearly three Terabytes of data in response to these subpoenas and requests for documents.  Lead Plaintiffs have conducted an extensive review and analysis of the documents produced.  Defendant WellCare also served requests for documents on Lead Plaintiffs, and Lead Plaintiffs produced approximately 3,000 pages of documents in response to these requests.  In addition, Lead Plaintiffs took and participated in numerous depositions in Massachusetts and Florida.

On April 30, 2010, Lead Plaintiffs filed a motion for class certification under Rule 23 of the Federal Rules of Civil Procedure.  Defendants did not oppose the motion, and on June 23, 2010, the Parties entered into and filed a proposed Stipulated Order certifying a class of all persons and entities who purchased or otherwise acquired the common stock of WellCare between February 14, 2005, and 10:59 a.m. Eastern Standard Time on October 24, 2007, when trading of WellCare’s common stock on the New York Stock Exchange was halted.

On July 19, 2010, the Court granted the United States’ application for a 150-day stay of the Action in light of the federal criminal investigation of events and circumstances which are purportedly related to certain factual allegations in the Action.

On May 20, 2009, October 20, 2009, and July 14, 2010, Lead Plaintiffs and certain of the Defendants, through their counsel, participated in mediation sessions before the Hon. Layn R. Phillips (Ret.).  Although no settlement was reached at the conclusion of those sessions, after additional discussions, and with the continued assistance of Judge Phillips, on August 6, 2010, Lead Plaintiffs and WellCare reached an agreement in principle to settle this Action on the terms set forth in the Stipulation.  The Settlement has been approved by the Company’s Board of Directors and by Lead Plaintiffs.  The Court has granted preliminary approval of the Settlement, and scheduled a hearing to consider final approval of the Settlement for May 4, 2011.

WellCare denies all allegations of wrongdoing contained in the Complaint and denies that it is liable.  The Settlement should not be seen as an admission or concession on the part of any Defendant about any of the claims, their fault or liability for damages.

Lead Counsel have analyzed the evidence adduced through discovery and have researched the applicable law with respect to the claims of Lead Plaintiffs and the other members of the Class against the Defendants and the potential defenses thereto.  Based upon their investigation and discovery as set forth above, Lead Plaintiffs and Lead Counsel have concluded that the terms and conditions of the Settlement are fair, reasonable and adequate to Lead Plaintiffs and the other members of the Class, and in their best interests, and have agreed to settle the claims raised in the Action pursuant to the terms and provisions of the Settlement, after considering:  (1) the monetary and other benefits that the Class will receive from settlement of the Action; (2) the attendant risks of litigation; and (3) the desirability of permitting the Settlement to be consummated.

3. Why is this a class action?

In a class action, one or more people called class representatives (in this case Lead Plaintiffs) sue on behalf of people or entities, known as “class members,” who have similar claims.  A class action allows one court to resolve in a single case many similar claims that, if brought separately, might be economically so small that they would never be brought.  One court resolves the issues for all class members, except for those who exclude themselves, or “opt out,” from the class (discussed below).

4. Why is there a settlement?

The Court did not finally decide in favor of Lead Plaintiffs or WellCare.  The Settlement will end all the claims against Defendants in the Action and avoid the uncertainties and costs of further litigation and any future trial.  The Class will get compensation immediately, rather than after the time it would take to conduct additional litigation and discovery, have a trial and exhaust all appeals.  The Settlement was reached after Lead Plaintiffs conducted a thorough investigation, briefed motions to dismiss the claims filed by each Defendant, received more than four million documents produced during the course of the Action, consulted with experts in the fields of accounting and damages, and engaged in arm’s-length negotiations about a settlement.  Lead Plaintiffs and Lead Counsel believe the Settlement is in the best interest of the Class.

III.           WHO IS IN THE SETTLEMENT

5. How do I know if I am part of the Settlement?

The Court will be asked to grant final certification of this Action as a class action for the purposes of settlement only and to order that everyone who fits the following description is a Class Member, unless they take steps to exclude themselves:

All persons and entities who purchased or otherwise acquired the common stock of WellCare between February 14, 2005, and 10:59 a.m. Eastern Standard Time on October 24, 2007, when trading of WellCare’s common stock on the New York Stock Exchange was halted, and were damaged thereby.  Excluded from the Class are:  (1) all persons or entities who purchased or otherwise acquired WellCare’s common stock during the Class Period and sold or otherwise disposed of such WellCare common stock during the Class Period, to the extent of those shares; (2) Defendants Farha, Behrens and Bereday and members of their immediate families; (3) any entity in which Defendants WellCare, Farha, Behrens or Bereday had a controlling interest during the Class Period; (4) officers and directors of WellCare during the Class Period; and (5) the legal representatives, heirs, successors, or assigns of any of the excluded persons or entities who assert any interest in WellCare common stock through or on behalf of any of the excluded persons or entities.  Also excluded from the Class are any persons or entities who exclude themselves by submitting a request for exclusion in accordance with the requirements set forth in this Notice.

Receipt of this Notice does not mean that you are a Class Member.  Please check your records or contact your broker to see if you purchased or acquired WellCare common stock during the Class Period.

6. Are there exceptions to being included in the Class?

There are some people who cannot be in the Class.  The excluded persons are:  (1) all persons or entities who purchased or otherwise acquired WellCare’s common stock during the Class Period and sold or otherwise disposed of such common stock during the Class Period, to the extent of those shares; (2) Defendants Farha, Behrens and Bereday and members of their immediate families; (3) any entity in which Defendants WellCare, Farha, Behrens or Bereday had a controlling interest during the Class Period; (4) officers and directors of WellCare during the Class Period; (5) the legal representatives, heirs, successors, or assigns of any of the excluded persons or entities who assert any interest in WellCare common stock through or on behalf of any of the excluded persons or entities; and (6) any persons or entities who exclude themselves by submitting a request for exclusion in accordance with the requirements set forth in this Notice. If you do not want to be a Class Member, for example if you want to bring your own lawsuit against WellCare for these claims, you must exclude yourself by submitting a request for exclusion in accordance with the requirements explained below.

If one of your mutual funds purchased or acquired shares of WellCare common stock during the Class Period, that alone does not make you a Class Member.  You are a Class Member only if you (or your broker on your behalf) purchased or acquired WellCare common stock during the Class Period.

7. What if I am not sure if I am included?

If you are still not sure whether you are included, you can ask for free help from the Claims Administrator: WellCare Securities Litigation, c/o GCG, Inc., P.O. Box 9640, Dublin, OH 43017-4940, (888) 345-0869, www.WellCareSecuritiesLitigation.com.  You can also fill out and return the Proof of Claim and Release form (“Proof of Claim”) described in Question 10 below, to see if you qualify.

IV.           THE SETTLEMENT BENEFITS—WHAT YOU MAY RECEIVE

8. What does the Settlement provide?

In the Settlement, WellCare has agreed to fund an Escrow Account in the face amount of $200,000,000 (before interest).  The Escrow Account is to be divided, after deduction of (i) any Taxes; (ii) any Notice and Administration Costs; (iii) any attorneys’ fees and costs and expenses incurred by Lead Plaintiffs in representing the Class that may be awarded by the Court; and (iv) any Litigation Expenses awarded by the Court (“Net Settlement Fund”), among all Class Members who timely submit valid Proofs of Claim pursuant to a Plan of Allocation to be approved by the Court (see Section XII below).  This amount may increase in the event that the Company obtains a recovery from any of the Individual Defendants, or if the Company under goes a change in ownership as set forth in the Stipulation.

9. How much will my payment be?

The Plan of Allocation discussed on page 11 explains how claimants’ “Recognized Losses” will be calculated.  Your share of the Settlement Fund will depend on several things, including:  (a) the amount of Recognized Losses of other Class Members; (b) how many shares of WellCare stock you bought; (c) how much you paid for the shares; (d) when you bought them; and (e) whether or when you sold them (and, if so, for how much you sold them).

It is unlikely that you will get a payment for your entire Recognized Loss, given the number of potential Class Members.  After the deadline for submitting Proof of Claim forms, the payment you get will be a portion of the Net Settlement Fund.  Your share will be your Recognized Loss divided by the total of all Class Members’ Recognized Losses and then multiplied by the total amount in the Net Settlement Fund.  See the Plan of Allocation beginning on page 11 for more information.

Once all the Proofs of Claim are processed and claims are calculated, Lead Counsel, without further notice to the Class, will apply to the Court for an order distributing the Net Settlement Fund to the members of the Class.  Lead Counsel will also ask the Court to approve payment of Notice and Administration Costs incurred in connection with administering the Settlement that have not already been reimbursed.

V.           HOW YOU GET A PAYMENT—SUBMITTING A PROOF OF CLAIM

10. How can I get a payment?

To qualify for a payment, you must timely send in a validly completed Proof of Claim form with supporting documents (DO NOT SEND ORIGINALS of your supporting documents).  A Proof of Claim form is being circulated with this Notice.  You may also get a Proof of Claim form on the Internet at the websites for the Claims Administrator:  www.WellCareSecuritiesLitigation.com; or Lead Counsel:  www.blbglaw.com or www.labaton.com.  Please read the instructions carefully, fill out the Proof of Claim form, include all the documents the form asks for, sign it, and mail it to the Claims Administrator by First-Class Mail, postmarked on or before June 4, 2011.  The Claims Administrator needs all of the information requested in the Proof of Claim in order to determine what you may be entitled to, if anything.

11. When would I get my payment?

The Court will hold a hearing on May 4, 2011 at 10:00 a.m., to decide whether to approve the Settlement.  All Proofs of Claim need to be submitted postmarked on or before June 4, 2011.  If the Court approves the Settlement, there may still be appeals which would delay payment, perhaps for more than a year.  It also takes time for all the Proofs of Claim to be processed.  Please be patient.

12. What am I giving up by staying in the Class and getting a payment?

Unless you exclude yourself, you will stay in the Class, which means that once the Settlement becomes effective (the “Effective Date”), you will forever give up and release all “Settled Claims” (as defined below) against the “Released Parties.”2  You will not in the future be able to bring a case asserting any Settled Claims against the Released Parties.

“Settled Claims” in this Settlement means any and all claims, debts, demands, rights or causes of action or liabilities whatsoever (including, but not limited to, any claims for damages, interest, attorneys’ fees, expert or consulting fees, and any other costs, expenses or liability whatsoever), whether based on federal, state, local, statutory or common law or any other law, rule or regulation, whether fixed or contingent, accrued or unaccrued, liquidated or unliquidated, at law or in equity, matured or unmatured, whether class or individual in nature, including both known claims and Unknown Claims, (i) that have been asserted in this Action by the Class Members or any of them against any of the Released Parties, or (ii) that could have been asserted in any forum by the Class Members or any of them against any of the Released Parties which in any way arise out of, are related to, or are based upon (a) the allegations, transactions, facts, matters or occurrences, representations or omissions involved, set forth, or referred to in the Complaint or (b) the purchase, transfer or acquisition of WellCare common stock during the Class Period, including without limitation all claims arising out of or relating to any disclosures, public filings, registration statements or other statements by any and all of the Defendants.

“Settled Claims” does not include the claims asserted or which may be asserted by or on behalf of WellCare in the Derivative Actions as defined in the Stipulation.  Additionally, “Settled Claims” does not include claims relating to the enforcement of the Settlement or the terms of the Stipulation.

(i)           “Unknown Claims” in this Settlement means any and all Settled Claims that Lead Plaintiffs or any Class Member does not know or suspect to exist in his, her or its favor at the time of the release of the Released Parties, and any of WellCare’s Claims that WellCare does not know or suspect to exist in its favor, which if known by him, her or it might have affected his, her or its decision(s) with respect to the Settlement.  With respect to any and all Settled Claims and WellCare’s Claims, Lead Plaintiffs and WellCare stipulate and agree that upon the Effective Date, Lead Plaintiffs and WellCare shall each, for themselves and all persons claiming by, through, or on behalf of them, expressly waive, and each Class Member shall be deemed to have waived, and by operation of the Judgment shall have expressly waived, any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, that is similar, comparable, or equivalent to Cal. Civ. Code § 1542, which provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

Lead Plaintiffs and WellCare acknowledge, and Class Members and WellCare’s successors and assigns and any persons or entities claiming through or on behalf of WellCare shall, by operation of law, be deemed to have acknowledged, that the inclusion of “Unknown Claims” in the definition of Settled Claims and WellCare’s Claims was separately bargained for and was a material element of the Settlement and Stipulation.

If you remain a member of the Class, all of the Court’s orders will apply to you and legally bind you.

VI.           EXCLUDING YOURSELF FROM THE SETTLEMENT

If you do not want a payment from this Settlement, but you want to keep any right you may have to sue or continue to sue the Released Parties on your own about the Settled Claims, then you must take steps to exclude yourself from the Settlement.  Excluding yourself is known as “opting out” of the Class.  WellCare may withdraw from and terminate the Settlement if potential Class Members who purchased in excess of a certain amount of WellCare common stock during the Class Period opt out from the Class.

2      “Released Parties” means any and all of the Defendants and each of their respective past and present subsidiaries, parents, successors and predecessors, legal representatives, heirs, executors, administrators, trustees, beneficiaries, family members, assigns, partners, members, managers, officers, directors, agents, employees, attorneys, independent auditors, affiliates, controlled persons, controlling persons, insurers, advisors and investment advisors.

13. How do I “opt out” (exclude myself) from the proposed Settlement?

To “opt out” (exclude yourself) from the Class, you must send a signed letter stating that you “request exclusion from the Class in Eastwood Enterprises, LLC v. Farha, et al., No. 8:07-CV-1940-VMC-EAJ.”  Your letter must state the date(s), price(s) and number of shares of all your purchases, acquisitions and sales of WellCare common stock during the Class Period, and whether you owned shares immediately prior to the Class Period, and if so, how many.  This information is needed to determine whether you are a Class Member.  In addition, you must include your name, address, telephone number, and your signature.  If the exclusion request is made by someone other than the Class Member directly, the person or entity submitting the exclusion request must provide documentation evidencing authority to submit the exclusion request on behalf of the Class Member.  You must submit your exclusion request so that it is received on or before April 13, 2011, to:
WellCare Securities Litigation
Exclusions
c/o GCG, Inc.
P.O. Box 9640
Dublin, OH 43017-4940

You cannot exclude yourself or opt out by telephone or by e-mail.  Your exclusion request must comply with these requirements in order to be valid.  If you write to request to be excluded, you will not get any settlement payment and you cannot object to the Settlement.

14. If I do not exclude myself, can I sue WellCare and the other Released Parties for the same thing later?

No.  Unless you exclude yourself, you give up any rights to sue WellCare and the other Released Parties for all Settled Claims.  If you have a pending lawsuit speak to your lawyer in that case immediately.  You must exclude yourself from this Class to continue your own lawsuit.  Remember, the exclusion deadline is April 13, 2011.

15. If I exclude myself, can I get money from the proposed settlement?

No.  If you exclude yourself, do not send in a Proof of Claim to ask for any money.  But, you may exercise any right you may have to sue, continue to sue or be part of a different lawsuit against WellCare and the other Released Parties.

VII.           THE LAWYERS REPRESENTING YOU

16. Do I have a lawyer in this case?

The law firms of Bernstein Litowitz Berger & Grossmann LLP and Labaton Sucharow LLP were appointed to represent all Class Members.  These lawyers are called Lead Counsel.  You will not be separately charged for these lawyers.  The Court will determine the amount of Lead Counsel’s fees and expenses, which will be paid from the Settlement Fund if they are approved.  If you want to be represented by your own lawyer, you may hire one at your own expense.

17. How will the lawyers be paid?

Lead Counsel has not received any payment for their services in pursuing the claims against Defendants on behalf of the Class, nor have they been reimbursed for their litigation expenses.  At least thirty-five (35) days prior to the Settlement Hearing described below, or at such other time as the Court may order, Lead Counsel on behalf of all Plaintiffs’ Counsel, will file a motion asking the Court to award them, from the Settlement Fund, attorneys’ fees of 17% of the Settlement Fund (including accrued interest), and to reimburse them for their litigation expenses, such as the cost of experts, that they have incurred in pursuing the Action.  The request for reimbursement of expenses will not exceed $2 million, plus interest on the expenses at the same rate as may be earned by the Settlement Fund.  Pursuant to the PSLRA, the Lead Plaintiffs may also ask the Court to reimburse them for costs and expenses (including lost wages) they incurred in representing the Class, which amount will be included in the request for reimbursement of expenses.  Lead Counsel will seek any fees in cash and Bonds in the same proportion as the Settlement Fund, to be paid upon award by the Court or upon funding of the Settlement Amount with respect to those portions of the Settlement Amount not funded prior to the Court’s award of attorneys’ fees, whichever is later.  Lead Counsel will request that the amount awarded as reimbursement of expenses be paid in cash only.  Lead Counsel’s motion for attorneys’ fees and reimbursement of litigation expenses will be promptly posted on the website for this case, www.WellCareSecuritiesLitigation.com.  If the applications for attorneys’ fees and expenses are approved in full, the average amount of such fees and expenses per damaged share would be approximately $1.45.

The fee requested by Lead Counsel would compensate them for their efforts in achieving the Settlement for the benefit of the Class and for the risk in undertaking the Action on a contingency basis.  A request of 17% may be determined by the Court to be reasonable given:  (a) the result achieved; (b) the novelty and difficulty of the claims; (c) the risk that Lead Plaintiffs would not prevail; (d) the quality of counsels’ representation; and (e) the fees awarded in similar cases.  The Court will determine the amount of the award.

VIII.            TO THE SETTLEMENT

18. How do I tell the Court that I do not like the proposed Settlement?

If you are a Class Member you can object to any part of the Settlement, the proposed Plan of Allocation, the application by Lead Counsel for attorneys’ fees and expenses and the application of Lead Plaintiffs for costs and expenses.  You must write to the Court setting out your objection, giving reasons why you think the Court should not approve any part or all of the Settlement.

To object, you must send a signed letter stating that you object to the proposed settlement in the case known as: Eastwood Enterprises, LLC v. Farha, et al., No. 8:07-CV-1940-VMC-EAJ.  You must include your name, address, telephone number and your signature; identify the date(s), price(s) and number of shares of all purchases, acquisitions and sales of WellCare stock you made during the Class Period; whether you owned shares immediately prior to the Class Period, and if so, how many; and state the reasons why you object to the Settlement.  This information is needed to demonstrate your membership in the Class.

Unless otherwise ordered by the Court, any Class Member who does not object in the manner described in this Notice will be deemed to have waived any objection and will not be able to make any objection to the Settlement in the future.

Your objection must be filed with the Court and delivered or mailed First-Class for receipt on or before April 13, 2011 to all the following:

COURT:	LEAD COUNSEL:	WELLCARE’S COUNSEL:
CLERK OF THE COURT United States District Court for the Middle District of Florida – Tampa Division Sam M. Gibbons United States Courthouse 801 North Florida Avenue Tampa, Florida 33602	BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP Steven B. Singer 1285 Avenue of the Americas New York, New York 10019 -- and -- LABATON SUCHAROW LLP James W. Johnson 140 Broadway New York, NY 10005	HOGAN LOVELLS US LLP George H. Mernick, III 555 13th Street, NW Washington, DC 20004

19. What is the difference between objecting and requesting exclusion?

Objecting is simply telling the Court that you do not like something about the proposed Settlement.  You may still be eligible to recover from the Settlement.  You can object only if you stay in the Class.  Excluding yourself is telling the Court that you do not want to be part of the Class.  If you exclude yourself, you have no basis to object because the case no longer affects you.

IX.           THE COURT’S SETTLEMENT HEARING

20. When and where will the Court decide whether to approve the proposed Settlement?

The Court will hold a Settlement Hearing at 10:00 a.m. on May 4, 2011, in Courtroom 14B of the Sam M. Gibbons United States Courthouse, the United States District Court for the Middle District of Florida (Tampa Division), 801 North Florida Avenue, Tampa, Florida 33602.  At this hearing, the Court will consider whether the Settlement is fair, reasonable and adequate.  The Court also will consider the proposed Plan of Allocation for the proceeds of the Settlement, the application for attorneys’ fees and reimbursement of expenses and Lead Plaintiffs’ application for recovery of their costs and expenses incurred in representing the Class.  The Court will take into consideration any written objections filed in accordance with the instructions set out above in the answer to Question 18.  We do not know how long it will take the Court to make these decisions.

You should also be aware that the Court may change the date and time of the Settlement Hearing without another notice being sent to Class Members.  If you want to come to the hearing, you should check with Lead Counsel before coming to be sure that the date and/or time has not changed.

21. Do I have to come to the hearing?

No.  Lead Counsel will answer questions the Court may have.  But, you are welcome to come at your own expense.  If you validly submit an objection, you do not have to come to Court to talk about it.

22. May I speak at the hearing and submit additional evidence?

If you object to the Settlement, you may ask the Court for permission to speak at the Settlement Hearing.  To do so, you must include with your objection (see Question 18 above) a statement that it is your “notice of intention to appear in Eastwood Enterprises, LLC v. Farha, et al., No. 8:07-CV-1940-VMC-EAJ.”  Persons who intend to object and want to present evidence at the Settlement Hearing must also include in their written objection the identity of any witness they may call to testify and exhibits they intend to introduce at the Settlement Hearing.  You cannot speak at the hearing if you excluded yourself from the Class or if you have not provided written notice of your intention to speak at the Settlement Hearing according to the procedures described above and in the answer to Question 18.

X.           IF YOU DO NOTHING

23. What happens if I do nothing at all?

If you do nothing, you will get no money from this Settlement and you will not be able to start a lawsuit, continue with a lawsuit, or be part of any other lawsuit against WellCare and the other Released Parties about the Settled Claims in this case.  To be potentially eligible to share in the Net Settlement Fund you must submit a Proof of Claim (see Question 10).  To start, continue or be a part of any other lawsuit against WellCare and the other Released Parties about the Settled Claims in this case you must exclude yourself from this Class (see Question 13).

XI.           GETTING MORE INFORMATION

24. Are there more details about the proposed settlement and the lawsuit?

This Notice summarizes the proposed Settlement.  More details are in the Stipulation.  You may review the Stipulation filed with the Court and all documents publicly filed in the Action during business hours at the Office of the Clerk of the United States District Court for the Middle District of Florida (Tampa Division), Sam M. Gibbons United States Courthouse, 801 North Florida Avenue, Tampa, Florida 33602.

You also can call the Claims Administrator toll free at 888-345-0869; call Lead Counsel at 866-648-2524 or 888-219-6877; write to WellCare Securities Litigation, c/o GCG, Inc., P.O. Box 9640, Dublin, OH 43017-4940, or visit the websites www.WellCareSecuritiesLitigation.com, www.labaton.com, or www.blbglaw.com where you can find answers to common questions about the Settlement, download copies of the Proof of Claim form, and locate other information to help you determine whether you are a Class Member and whether you are eligible for a payment.  Please Do Not Call the Court or WellCare With Questions About the Settlement.

XII.           PLAN OF ALLOCATION OF NET SETTLEMENT FUND AMONG CLASS MEMBERS

The Settlement Amount and any interest it earns is called the Settlement Fund.  The Settlement Fund, minus all taxes, costs, fees and expenses (the “Net Settlement Fund”), will be distributed according to the Plan of Allocation described herein or as otherwise ordered by the Court to members of the Class who timely submit valid Proofs of Claim (“Authorized Claimants”).  Class Members who do not timely submit valid Proofs of Claim will not share in the Settlement proceeds, but will otherwise be bound by the terms of the Settlement.  The Court may approve the Plan of Allocation with or without modifications proposed by Lead Plaintiffs, or another plan of allocation, without further notice to the Class.

The Claims Administrator will determine each Authorized Claimant’s pro rata share of the Net Settlement Fund based upon each Authorized Claimant’s “Recognized Loss,” as described herein.  The Plan of Allocation is not intended to estimate the amount a Class Member might have been able to recover after a trial, nor is it intended to estimate the amount that will be paid to Authorized Claimants.  The Plan of Allocation is the basis upon which the Net Settlement Fund will be proportionately divided among all the Authorized Claimants.  The Court will be asked to approve the Claims Administrator’s determinations before the Net Settlement Fund is distributed to Authorized Claimants.  No distributions to Authorized Claimants who would receive less than $10.00 in cash will be made, given the administrative expenses of processing and distributing such payments.

WellCare, its counsel, and all other Released Parties will have no responsibility for or liability whatsoever for the investment of the Settlement Fund, the distribution of the Net Settlement Fund, the Plan of Allocation or the payment of any claim.  Lead Plaintiffs and Lead Counsel likewise will have no liability for their reasonable efforts to execute, administer and distribute the Settlement.

There are potentially two components of the Settlement Fund to be distributed to Authorized Claimants:  (i) settlement cash; and (ii) WellCare securities, which are bonds for the benefit of the Class as described in the Stipulation.  Lead Counsel may seek to sell the WellCare Bonds prior to distribution of the Settlement Fund, in which event all distributions of settlement proceeds to Authorized Claimants will be in cash.  In the event, however, that Lead Counsel does not sell all of the WellCare Bonds prior to distribution, the WellCare bonds will be distributed to Authorized Claimants as described below.

The WellCare Bonds will be distributed only to Authorized Claimants whose pro rata share of the WellCare Bonds is equal or greater to $100, and the WellCare Bonds will be distributed in one hundred dollars ($100) principal amount or integral multiples thereof.  For those Authorized Claimants whose pro rata share of the WellCare Bonds is less than $100, and for those amounts not in $100 increments, the amount will be paid in cash (subject to the $10 threshold).  On this issue, Lead Plaintiffs will seek approval of the appropriate value of the WellCare Bonds to be distributed in cash in connection with its motion for approval of distribution of the Settlement Fund to Authorized Claimants.

The following Plan of Allocation reflects the allegations that the price of WellCare common stock during the Class Period was inflated artificially by reason of a fraudulent scheme to book as profit millions of dollars of Medicaid funds that WellCare was legally required to return to the Medicaid program and the issuance of allegedly false and misleading statements to investors during the Class Period.  WellCare’s fraudulent scheme was revealed to investors on October 24, 2007, when 200 armed federal and state agents raided WellCare’s Tampa headquarters.  In direct response to the raid, WellCare stock fell $80 per share, from $122 to $42, in a single trading day.  The Plan of Allocation described below was created with the assistance of a damages expert who analyzed the movement of WellCare’s common stock before and after the raid.

XIII.           PLAN OF ALLOCATION

Each Authorized Claimant will receive his, her or its pro rata share of the Net Settlement Fund based on his, her or its Recognized Loss.  Each Authorized Claimant will be paid (in cash and potentially in WellCare Bonds if not sold prior to distribution) the percentage of the Net Settlement Fund that each Authorized Claimant’s recognized claim bears to the total of the claims of all Authorized Claimants (“pro rata share”).

For purposes of determining whether a claimant had an out-of-pocket gain from his, her, or its overall transactions in WellCare common stock during the Class Period or suffered a net loss, the Claims Administrator shall determine the difference between (i) the Total Purchase Amount3 and (ii) the sum of the Sales Proceeds4 and the Holding Value.5  This difference will be deemed a claimant’s out-of-pocket gain or loss on his, her, or its overall transactions in common stock during the Class Period.  Only Authorized Claimants who show a Recognized Loss and who have a net loss on all Class Period transactions of WellCare common stock will be eligible to share in the distribution.  In addition, if, during the Class Period, a Class Member had a net loss, and his, her or its net loss is less than his, her or its Recognized Loss, the Class Member’s Recognized Loss shall be limited to the net loss.

To calculate the Recognized Loss on WellCare common stock purchased and sold during the Class Period, such sales must be matched against purchases during the Class Period.  To do so, the earliest sale will be matched first against those shares in the claimant’s opening position on the first day of the Class Period, and then matched chronologically thereafter against each purchase made during the Class Period (“FIFO Matching”).  This means that sales of WellCare common stock will be first matched with any pre-Class Period holdings and then matched with purchases during the Class Period in chronological order.  Sales of pre-Class Period purchases shall have no Recognized Loss.

3      The “Total Purchase Amount” is the total amount the claimant paid for all WellCare common stock purchased during the Class Period.

4      The Claims Administrator shall match any sales of WellCare common stock during the Class Period and sales during the PSLRA 90-day look-back period first against the claimant’s opening position in WellCare common stock (the proceeds of those sales will not be considered for purposes of calculating gains or losses).  The total amount received for sales of the remaining WellCare common stock during the Class Period and sales during the PSLRA 90-day look-back period that may be matched against Class Period purchases is the “Sales Proceeds.”

5      The Claims Administrator shall ascribe a holding price for shares purchased during the Class Period and still held at the end of the PSLRA 90-day look-back period, with such holding price being $40.62 per share (the “Holding Value”).

A purchase or sale of WellCare common stock will be deemed to have occurred on the “contract” or “trade” date as opposed to the “settlement” or “payment” date.  All transaction amounts for purchase and sales of WellCare common stock shall exclude commissions, taxes and fees.  Any person or entity that sold WellCare common stock “short” will have no Recognized Loss with respect to such purchase during the Class Period to cover said short sale.  In the event that there is an opening short position in WellCare common stock, the earliest Class Period purchases shall be matched against such opening short position, and not be entitled to a recovery, until that short position is fully covered.  Option contracts are not securities eligible to participate in the Settlement.  Accordingly, shares of WellCare common stock purchased during the Class Period through the exercise of a call option or the assignment of a put option shall be treated as a purchase on the date of exercise or assignment for the stated exercise price set forth in the call or put option, and any Recognized Loss arising from such transaction shall be computed as provided for purchases of common stock.

Payment in this manner will be deemed conclusive against all Authorized Claimants.  A Recognized Loss will be calculated as defined herein and cannot be less than zero.

For shares of WellCare common stock purchased between February 14, 2005 and 10:59 a.m. Eastern Standard Time on October 24, 20076:

A.           For shares sold between October 25, 2007 and January 22, 2008,7 the Recognized Loss shall be that number of shares multiplied by the amount by which the purchase price per share exceeds the average closing price8 of WellCare common stock between October 25, 2007 and the date of sale.9

B.           For shares retained or sold after January 22, 2008, the Recognized Loss shall be the lesser of:

(1)           $73.90; or
(2)           the amount by which the purchase price per share exceeds $40.618.10

6 For purposes of applying this Plan of Allocation, all purchases of Wellcare common stock on October 24, 2007 at a price of $114.00 or greater will be deemed to have been made on or before 10:59 a.m. Eastern Standard Time, and all purchases of Wellcare common stock on October 24, 2007 at a price of less than $114.00 will be deemed to have been made after 10:59 a.m. Eastern Standard Time.
7      Shares that were both purchased and sold within the Class Period are not included in the Class.
8      Pursuant to Section 21(D)(e)(2) of the PSLRA, “in any private action arising under this title in which the plaintiff seeks to establish damages by reference to the market price of a security, if the plaintiff sells or repurchases the subject security prior to the expiration of the 90-day period described in paragraph (1), the plaintiff’s damages shall not exceed the difference between the purchase or sale price paid or received, as appropriate, by the plaintiff for the security and the mean trading price of the security during the period beginning immediately after dissemination of information correcting the misstatement or omission and ending on the date on which the plaintiff sells or repurchases the security.”
9       The Claims Administrator will calculate the average closing price of WellCare common stock between October 25, 2007 and the date of sale using pricing data set forth in Table A, available at www.yahoo.com.
10     Pursuant to Section 21(D)(e)(1) of the PSLRA, “in any private action arising under this title in which the plaintiff seeks to establish damages by reference to the market price of a security, the award of damages to the plaintiff shall not exceed the difference between the purchase or sale price paid or received, as appropriate, by the plaintiff for the subject security and the mean trading price of that security during the 90-day period beginning on the date on which the information correcting the misstatement or omission that is the basis for the action is disseminated.”  $40.618 was the mean closing price of WellCare common stock during the 90-day period beginning on October 25, 2007 and ending on January 22, 2008.

Table A
Date	Closing Price 11	Average Price 11
10/25/2007	42.670	42.670
10/26/2007	31.360	37.015
10/27/2007	N/A	N/A
10/28/2007	N/A	N/A
10/29/2007	28.620	34.217
10/30/2007	22.040	31.173
10/31/2007	24.190	29.776
11/1/2007	22.870	28.625
11/2/2007	27.370	28.446
11/3/2007	N/A	N/A
11/4/2007	N/A	N/A
11/5/2007	33.300	29.053
11/6/2007	35.540	29.773
11/7/2007	31.750	29.971
11/8/2007	32.000	30.155
11/9/2007	33.350	30.422
11/10/2007	N/A	N/A
11/11/2007	N/A	N/A
11/12/2007	35.300	30.797
11/13/2007	35.370	31.124
11/14/2007	34.610	31.356
11/15/2007	33.750	31.506
11/16/2007	34.200	31.664
11/17/2007	N/A	N/A
11/18/2007	N/A	N/A
11/19/2007	35.010	31.850
11/20/2007	37.480	32.146
11/21/2007	37.110	32.395
11/22/2007	N/A	N/A
11/23/2007	38.980	32.708
11/24/2007	N/A	N/A
11/25/2007	N/A	N/A
11/26/2007	37.380	32.920
11/27/2007	36.680	33.084
11/28/2007	36.570	33.229
11/29/2007	40.100	33.504
11/30/2007	38.910	33.712
12/1/2007	N/A	N/A
12/2/2007	N/A	N/A
12/3/2007	39.270	33.918
12/4/2007	40.690	34.160
12/5/2007	41.720	34.420
12/6/2007	44.480	34.756
12/7/2007	43.210	35.028
12/8/2007	N/A	N/A
12/9/2007	N/A	N/A
12/10/2007	45.250	35.348

11 N/A's represent non-trading days, weekends and holidays, in which case no pricing data is available and thus is not included in the average calculation. Source: www.yahoo.com.

Date	Closing Price	Average Price
12/11/2007	46.620	35.689
12/12/2007	47.340	36.032
12/13/2007	48.290	36.382
12/14/2007	46.890	36.674
12/15/2007	N/A	N/A
12/16/2007	N/A	N/A
12/17/2007	42.800	36.840
12/18/2007	41.940	36.974
12/19/2007	42.420	37.114
12/20/2007	43.100	37.263
12/21/2007	41.950	37.378
12/22/2007	N/A	N/A
12/23/2007	N/A	N/A
12/24/2007	41.950	37.486
12/25/2007	N/A	N/A
12/26/2007	42.390	37.600
12/27/2007	41.860	37.697
12/28/2007	42.170	37.797
12/29/2007	N/A	N/A
12/30/2007	N/A	N/A
12/31/2007	42.410	37.897
1/1/2008	N/A	N/A
1/2/2008	41.990	37.984
1/3/2008	46.160	38.154
1/4/2008	46.410	38.323
1/5/2008	N/A	N/A
1/6/2008	N/A	N/A
1/7/2008	46.910	38.495
1/8/2008	45.600	38.634
1/9/2008	46.180	38.779
1/10/2008	47.090	38.936
1/11/2008	46.990	39.085
1/12/2008	N/A	N/A
1/13/2008	N/A	N/A
1/14/2008	56.430	39.400
1/15/2008	56.130	39.699
1/16/2008	54.250	39.954
1/17/2008	53.400	40.186
1/18/2008	53.860	40.418
1/19/2008	N/A	N/A
1/20/2008	N/A	N/A
1/21/2008	N/A	N/A
1/22/2008	52.400	40.618

11 N/A's represent non-trading days, weekends and holidays, in which case no pricing data is available and thus is not included in the average calculation. Source: www.yahoo.com.

As discussed above, Lead Counsel, within their discretion, shall have the sole and exclusive right to sell, on behalf of the Class, all or any portion of the WellCare Bonds to one or more persons or entities (the “Bond Buyers”).  To the extent that any sale occurs, the proceeds of such sale, less any associated costs and fees incurred in connection with such sale by Lead Counsel or the Class, shall be deposited with the Escrow Agent designated by Lead Counsel for the benefit of the Class (the “Bond Sale Net Proceeds”).

In the event that the WellCare Bonds are not sold prior to distribution to Authorized Claimants, the WellCare Bonds shall be made available to Authorized Claimants, in appropriate amounts, in certificate-less (book entry) form through the Direct Registration System (“DRS”) maintained by The Bank of New York.  Each Authorized Claimant receiving WellCare Bonds will have a separate account on the DRS, to which the Authorized Claimant’s allocable share of the WellCare Bonds will be posted.  All interest and principal payments under the WellCare Bonds will be distributed through the DRS, which will also permit Authorized Claimants to transfer their WellCare Bonds from the DRS to their own brokerage account, if they so choose.  If the WellCare Bonds are made available to Authorized Claimants through the DRS, each Authorized Claimant will receive a statement of their account on the DRS and instructions describing the operation of the DRS and the resources it provides.

XIV.           SPECIAL NOTICE TO SECURITIES BROKERS AND OTHER NOMINEES

If you purchased or acquired WellCare common stock (NYSE ticker:  WCG) during the period from February 14, 2005 through 10:59 a.m. Eastern Standard Time on October 24, 2007, inclusive, for the beneficial interest of a person or organization other than yourself, the Court has directed that, WITHIN SEVEN (7) CALENDAR DAYS OF YOUR RECEIPT OF THIS NOTICE, you either: (a) provide to the Claims Administrator the name and last known address of each person or organization for whom or which you purchased or acquired WellCare common stock during such time period (preferably in an MS Excel data table, setting forth (i) title/registration, (ii) street address, (iii) city/state/zip; or electronically in MS Word or WordPerfect files; or on computer-generated mailing labels) or; (b) request additional copies of this Notice and the Proof of Claim form, which will be provided to you free of charge, and within seven (7) calendar days send by First-Class Mail the Notice and Proof of Claim form directly to the beneficial owners of those WellCare shares.

If you choose to follow alternative procedure (b), the Court has directed that, upon such mailing, you send a statement to the Claims Administrator confirming that the mailing was made as directed. You are entitled to reimbursement from the Settlement Fund of your reasonable expenses actually incurred in connection with the foregoing, including reimbursement of postage expense and the cost of ascertaining the names and addresses of beneficial owners.  Those expenses will be paid after request and submission of appropriate supporting documentation. All communications concerning the foregoing should be addressed to the Claims Administrator:

WellCare Securities Litigation
c/o GCG, Inc.
P.O. Box 9640
Dublin, OH 43017-4940
(888) 345-0869
www.WellCareSecuritiesLitigation.com

DATED: February 24, 2011	BY ORDER OF THE COURT UNITED STATES DISTRICT COURT MIDDLE DISTRICT OF FLORIDA TAMPA DIVISION

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP
Steven B. Singer
Niki L. Mendoza
Jeremy P. Robinson
Laura H. Gundersheim
John Rizio-Hamilton
1285 Avenue of the Americas
New York, New York 10019
Tel: (212) 554-1400
Fax: (212) 554-1444

Counsel for Teachers’ Retirement System of Louisiana, Public School Teachers’ Pension & Retirement Fund of Chicago, and Policemen’s Annuity and Benefit Fund of Chicago, and
Court-appointed Lead Counsel for the Class

LABATON SUCHAROW LLP
Thomas A. Dubbs
James W. Johnson
Michael Stocker
Michael Woolley
140 Broadway
New York, New York 10005
Tel: (212) 907-0700
Fax: (212) 818-0477

Counsel for the New Mexico State Investment Council and the Public Employees Retirement Association of New Mexico, and Court-appointed Lead Counsel for the Class

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